Exhibit 99.1

Noah Holdings Limited Announces Primary Listing on the Main Board of The Stock Exchange of Hong Kong Limited

SHANGHAI, December 23, 2022 /PRNewswire/ — Noah Holdings Limited (the “Company” or “Noah”) (NYSE: NOAH and HKEX: 6686), a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors, announced that the Company’s voluntary conversion of its secondary listing status to a primary listing status on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) became effective today. The Company is now a dual-primary listed company on both the Hong Kong Stock Exchange in Hong Kong and the New York Stock Exchange (“NYSE”) in the United States.

Ms. Jingbo Wang, the Chairwoman and Chief Executive Officer of the Company, commented, “We are excited to have completed the conversion to dual primary listing status on the Hong Kong Stock Exchange today. The successful conversion brings us a step closer towards eligibility for the Mainland-Hong Kong Stock Connect program, which will optimize our investor base and improve liquidity for our shares. Noah is committed to creating value for shareholders and we will endeavor to continue providing quality financial services to our clients.”

The Company’s American Depositary Shares (“ADS(s)”) listed on the NYSE and the ordinary shares listed on the Hong Kong Stock Exchange (the “ordinary share(s)”) are fungible (subject to the provisions of the ADS deposit agreement), and investors can continue to choose to hold their shares in the form of ADSs traded on the NYSE or ordinary shares traded on the Hong Kong Stock Exchange. ADSs and ordinary shares are convertible in both directions (that is, into and out of ADS form), subject to certain limitations. The conversion between ADSs and ordinary shares, in either direction, can generally be completed electronically within two Hong Kong/U.S. business days under normal circumstances. If you are an investor, please reach out to your broker for further information on procedures and costs for conversion between ADSs and ordinary shares. If you are a broker, please reach out to Citibank, N.A., acting as the depositary for the Company’s ADSs in the U.S. or its custodian in Hong Kong, to effect a conversion between ADSs and ordinary shares. All costs attributable to effect a withdrawal of ordinary shares upon cancellation of the corresponding ADSs or a deposit of ordinary shares for issuance of the corresponding ADSs will be borne by the requesting investor.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH and HKEX:6686) is a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors. Noah is a Cayman Islands holding company and carries on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited. In the first nine months of 2022, Noah distributed RMB52.3 billion (US$7.3 billion) of investment products. Through Gopher Asset Management, Noah had assets under management of RMB156.2 billion (US$22.0 billion) as of September 30, 2022.

Noah’s wealth management business primarily distributes private equity, private secondary, mutual fund and other products denominated in RMB and other currencies. Noah’s network covers 76 cities in mainland China, as well as offices in Hong Kong, Taiwan, New York, Silicon Valley and Singapore. A total of 1,257 relationship managers provide customized financial solutions for clients through this network, and meet their international investment needs. The Company’s wealth management business had 433,250 registered clients as of September 30, 2022. Through Gopher Asset Management, Noah manages private equity, public securities, real estate, multi-strategy and other investments denominated in RMB and other currencies. The Company also provides other services.

For more information, please visit Noah at ir.noahgroup.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with investment products distributed to Noah’s investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions globally and in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Tel: +86-21-8035-9221

ir@noahgroup.com